Exhibit 3

RESULTS 3Q16

October 27, 2016

Forward looking information

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as

“may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CLH operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement

CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products.

UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS.

Copyright CEMEX Latam Holdings, S.A. and its subsidiaries. 2

Financial Results Summary

Net Sales Operating EBITDA

(US$M)(US$M)

-8%

1,102 -4%

1,012—2%

354

340 346 340 3%

110 114

9M15 9M16 3Q15 3Q16 9M15 9M16 3Q15 3Q16

Main achievements 3Q16

- Higher EBITDA margins in all of our operations vs. 3Q15

- Highest EBITDA margin in Nicaragua

—Lowest consolidated average working capital days

EBITDA grew 3% in 3Q16

compared with 3Q15, despite a decline of 4% in net sales

EBITDA increased 6% in the first 9 months of 2016

on a like-to-like basis1 vs. same period in 2015

(1)	Adjusted for foreign-exchange fluctuations
3

Financial Results Summary

Operating EBITDA Margin (%)

9M15 31.4%

2. 2pp

9M16 33.6%

3Q15 31.0%

4pp 2.

3Q16 33.4%

EBITDA Margin increased in 3Q16 and 9M16

compared with same periods in 2015

Third consecutive quarter of EBITDA margin growth

on a year-over-year basis

Margin expansion mainly explained by:

—Value before volume strategy

—Cost management initiatives

—Lower maintenance expenses

—Higher efficiencies in our operations 4

Consolidated Volumes and Prices

9M16vs.	3Q16 vs. 3Q16 vs.

9M15 3Q15 2Q16

Volume(1%)(3%)(2%)

Domestic

gray Price (USD)(4%) 0%(3%)

cement

Price (LtL1 ) 3%(1%) 7%

Volume(10%)(9%)(3%)

Ready-mix

concrete Price (USD)(6%) 3% 1%

Price (LtL1 ) 3% 2% 15%

Volume(15%)(14%)(4%)

Aggregates Price (USD) 0% 11%(1%)

Price (LtL1 ) 10% 9% 22%

(1)	Like-to-like prices adjusted for foreign-exchange fluctuations

Demand of our products negatively affected in 3Q16

by transportation strike in Colombia and high comparison base in Costa Rica

Positive cement demand performance in 3Q16

in Guatemala and Nicaragua; better comparison base in Panama

Higher prices in our three main products

in the January-September period vs. 2015, as well as in 3Q16 vs. 2Q16

5

REGIONAL HIGHLIGHTS

Results 3 Q 16

6

Results

Highlights

Colombia

7

Colombia – Results Highlights

9M16 9M15% var 3Q16 3Q15% var

Net Sales 512 551(7%) 173 177(2%)

Financial

Summary Op. EBITDA 176 189(7%) 60 61(1%)

US$ Million as % net

sales 34.4% 34.2% 0.2pp 34.9% 34.4% 0.5pp

9M16 vs. 9M15 3Q16 vs. 3Q15 3Q16 vs. 2Q16

Cement 2%(5%)(1%)

Volume Ready mix(9%)(8%)(5%)

Aggregates(15%)(12%)(5%)

9M16 vs. 9M15 3Q16 vs. 3Q15 3Q16 vs. 2Q16

Cement 7%(1%)(4%)

Price

(Local Currency) Ready mix 5% 4% 1%

Aggregates 13% 10%(2%)

Cement volumes affected

by the longest transportation strike in the recent history of the country

Higher prices in ready-mix and aggregates

in 3Q16 and 9M16 in local currency terms vs. same periods in 2015

EBITDA in 3Q16 was almost flat on a year-over-year basis

despite of volume decline in our three main products

EBITDA grew 6% in the first 9 months of the year,

on a like-to-like basis1 compared with 2015 8

(1)	Adjusted for foreign-exchange fluctuations
8

Colombia – Residential Sector

Social income housing affected by the current economic environment

High inflation and interest rates affected execution of subsidies

Recent growth in housing sales and starts should boost demand of our products in the following quarters

Approved budget for housing in 2017 is 17% higher

than 2016 estimated expenditures

Over 100k subsidies from Ministry of Housing projected

for 2017, including social interest and middle income homes

Colombia – Infrastructure Sector

8	projects from 1st wave of 4G program already with

secured disbursements

from financial institutions

Low levels of execution of public works

at local and regional levels since mayors and governors took office in January

High comparison base in 3Q16

as 3Q15 was electoral period

Demand conditions should improve in following quarters

from local and regional infrastructure projects and infrastructure concessions

Approved budget for transport in 2017 is 11% higher

than 2016 estimated expenditures

Results Highlights Panama

Panama – Results Highlights

9M16 9M15% var 3Q16 3Q15% var

Net Sales 200 224(11%) 70 73(4%)

Financial

Summary Op. EBITDA 90 92(1%) 32 30 8%

US$ Million as % net

sales 45.3% 40.9% 4.4pp 46.4% 41.3% 5.1pp

9M16 vs. 9M15 3Q16 vs. 3Q15 3Q16 vs. 2Q16

Cement(16%)(5%) 8%

Volume Ready mix(8%)(2%) 8%

Aggregates(9%)(9%) 0%

9M16 vs. 9M15 3Q16 vs. 3Q15 3Q16 vs. 2Q16

Cement 2% 0% 0%

Price

(Local Currency) Ready mix(4%)(2%) 1%

Aggregates(2%) 0% 5%

Better comparison base during 3Q16 on a year-over-year basis given a low exposure to the Panama Canal expansion project in 3Q15

Cement and ready-mix volumes grew 8% sequentially,

while our aggregates volumes remained flat during 3Q16

EBITDA and EBITDA margin increased in 3Q16 vs. 3Q15

mostly resulting from successful cost management initiatives and mix effect

Panama – Sector Highlights

Execution of 2nd line of the subway and urban renovation of Colon continues.

Incremental demand of our products is expected in following quarters

Residential sector expected to remain as the main driver

of cement consumption during 2016

Infrastructure should become more relevant in 2017—2018

through projects such as:

- Arraijan-Panama highway expansion

- Pedregal-Gonzalillo road

- Amador Convention Center

- 4th bridge over the Canal

- 3rd line of the subway

Industrial and commercial should continue to underperform

given a tough comparison base in 2015

Results Highlights Costa Rica

|| Costa Rica – Results Highlights

CEMEX LATAM HOLDINGS

Financial Summary US$ Million

	9M16	9M15	% var	3Q16	3Q15	% var
Net Sales	120	131	(9%)	38	41	(9%)
Op. EBITDA	49	54	(10%)	14	15	(6%)
as % net sales	40.7%	41.3%	(0.6pp)	36.8%	35.7%	1.1pp

Volume

	9M16 vs. 9M15	3Q16 vs. 3Q15	3Q16 vs. 2Q16
Cement	(13%)	(10%)	(5%)
Ready mix	(5%)	0%	1%
Aggregates	13%	32%	(1%)

Price (Local Currency)

	9M16 vs. 9M15	3Q16 vs. 3Q15	3Q16 vs. 2Q16
Cement	(3%)	(2%)	(2%)
Ready mix	6%	(1%)	(9%)
Aggregates	5%	14%	(2%)

Volumes continue affected by tough comparison base in 2015
and a lack of execution of new infrastructure works

Efforts to strengthen our market position are being effective cement volumes declined in 3Q16 at lower rate than 1H16

Aggregates volumes and prices increased 32% and 14%
in 3Q16 on a year-over- year basis

EBITDA margin grew by 1.1pp
in 3Q16 vs.3Q15, by means of cost management and no maintenance days

15

Costa Rica– Sector Highlights

Housing, and Industrial and Commercial expected to slightly grow in 2016,

compared with 2015

Main infrastructure projects expected in 2016 didn’t start

Sector estimated to decline over 25% this year

Demand for infrastructure sector should increase in 2017

Public spending normally grows in pre-electoral years

Results Highlights Rest of CLH

Rest of CLH cement volume grew by 6% in 3Q16

compared with same period in 2015

Third consecutive quarter of double digit growth

in cement volumes in Guatemala on a year-over-year basis

EBITDA grew by 16% and 13%

in 3Q16 and 9M16, respectively, on a year-over-year basis

EBITDA Margin increased by 5.6pp in 3Q16 vs. 3Q15

explained by higher cement volumes, mix effect, and cost efficiencies 18

Rest of CLH – Sector Highlights

Despite of positive performance, we remain cautious in Guatemala and Nicaragua due to current environment

In Guatemala industrial and commercial was the main driver

of demand of our products in 3Q16.

Demand from infrastructure in Guatemala remains weak

due to lack of Government funding

Public works drove cement demand growth in Nicaragua

in 3Q16, specially from:

- Rio Blanco-Mulukukú highway

- Chinadega-Guasaule road

- Managua baseball stadium

FREE CASH FLOW

3	Q 1 6 R e s u l t s

We will continue with disciplined working capital management

Working Capital Balance

(Average Days)

2014 2015 2016

24
22	21 21
17

-1—6

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q

2Q

3Q

In the last four quarters alone, CLH has recovered close to

US$ 70 M

in working capital investment

Free Cash Flow

US$ Million 9M16 9M15% var 3Q16 3Q15% var

Operating. EBITDEBITDA 340 346(2%) 114 110 3%

- Net Financial Expense 49 58 20 17

—Maintenance Capex 32 26 10 13

—Change in Working Cap(17)(24) 5 2

—Taxes Paid 85 87 21 24

—Other Cash Items (net) 10 11 4 3

Free Cash Flow

Free Cash Flow 181 188(4%) 54 51 6%

After Maintenance Capex

—Strategic Capex 108 109 32 39

FreeFreeCashCash FlowFlow 73 79(7%) 22 12 90%

Free cash flow after maintenance Capex

reached US$54 million in 3Q16

Strategic Capex was US$ 32 M

in the quarter, mainly used for our expansion project in Colombia

Net debt was reduced

during 3Q16 to US$969 million

GUIDANCE

3 Q 16 Results

2016 Guidance

Volume YoY%

Cement Ready—Mix Aggregates

Colombia Low-single-digit Low-single-digit High-single-digit growth decline decline

Cement Ready—Mix Aggregates

Panama Low-double-digit Low-single-digit

Flat

decline decline

Cement Ready—Mix Aggregates

Costa Rica Low-double-digit Low-single-digit High-single-digit decline decline growth

Consolidated volumes in 2016 expected to:

+ Remain flat in cement

+ decline by low single digit in Ready-mix + decline by high single digit in Aggregates

Maintenance and Strategic Capex in 2016

are expected to be about US$50 M and US$135 M, respectively

Consolidated Cash taxes

are expected to range between US$100 M and US$110 M

Consolidated debt maturity profile

US$ Million 700

160

155

2016 2017 2018

US $1,016 Million

Total debt as of September 30, 2016

2.2x Net Debt/EBITDA (LTM)1

as of September 30, 2016

(1)	Last twelve months to September 2016

RESULTS 3Q16

October 27, 2016